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                             September 8, 2021

       Brad Gazaway
       Chief Legal Officer
       Leslie's, Inc.
       2005 East Indian School Road
       Phoenix, Arizona 85016

                                                        Re: Leslie's, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
September 1, 2021
                                                            File No. 377-05437

       Dear Mr. Gazaway:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacey
Peikin at 202-551-6223 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services